Exhibit 99.1

GDS Announces Changes to Board of Directors

SHANGHAI, China, June 22, 2018 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced, effective immediately, that Mr. Erik Siao, independent director of the board of directors (“Board”) and member of the audit committee, resigned from the Board for personal reasons.

The Company also announced the appointment of Mr. Gary J. Wojtaszek to the Board as a director effective immediately. The appointment to the Board of Mr. Wojtaszek, president and chief executive officer of CyrusOne Inc. (“CyrusOne”) (NASDAQ: CONE), a premier global data center REIT, is in accordance with the terms and conditions of the transaction documents for the strategic partnership that GDS announced with CyrusOne on October 18, 2017. Mr. Wojtaszek has been an observer of the Board since October 2017.

Mr. Wojtaszek was appointed president and chief executive officer of CyrusOne in August 2011 and has served as a member of the board of directors of CyrusOne since July 2012. Mr. Wojtaszek was a director of Cincinnati Bell Inc. (“CBI”) from July 2011 to January 2013 and served as chief financial officer of CBI from July 2008 to August 2011. Prior to CBI, Mr. Wojtaszek was senior vice president, treasurer and chief accounting officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spun-off through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the vice president of corporate finance, overseeing all controllership, tax and treasury functions. Mr. Wojtaszek has an MBA from Columbia University and a BA from Rutgers University.

The Board has appointed Mr. Zulkifli Baharudin, an independent director of the Board, to fill the audit committee position vacated by Mr. Siao.

“We want to express our thanks to Mr. Siao for his service to the Board as a director and as an audit committee member. Mr. Siao joined the Board in 2007 and has contributed to GDS’s long-term growth over the last 11 years. We wish him well on his future endeavors,” stated Mr. William Huang, chairman and chief executive officer of GDS Holdings. “We are also delighted to formally welcome Mr. Wojtaszek to the Board. CyrusOne is our important strategic partner and a global leader in the data center space. Mr. Wojtaszek’s rich experience and background strengthen our partnership with CyrusOne and also add an additional dimension to our already strong Board.”

Lim Ah Doo, chairman of the audit committee, stated “I would like to thank Mr. Siao, on behalf of the audit committee, for his diligent oversight, unwavering support and contributions to the audit committee over the years.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including direct private connection to major cloud platforms. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue outlook, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen
Phone: +86 (21) 2033-0295
Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner
Phone: +86 (10) 5730-6200
Email: GDS@tpg-ir.com

Brandi Piacente
Phone: +1 (212) 481-2050
Email: GDS@tpg-ir.com